EXHIBIT 8
[Letterhead of Bradley Arant Rose & White LLP]
September 14, 2007
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, Alabama 35209
Ladies and Gentlemen:
     We have acted as counsel to CapitalSouth Bancorp, a Delaware corporation (“CapitalSouth”), in connection with the proposed merger (the “Merger”) of Monticello Bancshares, Inc., a Florida corporation (“Monticello”), with and into CapitalSouth pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of February 28, 2007 by and between CapitalSouth and Monticello and joined in by Jake Bowen. This opinion concerning certain federal income tax consequences is being given pursuant to Section 9.6 of the Merger Agreement. All capitalized terms used and not defined herein have the meanings given to them in the Merger Agreement.
     For purposes of the opinion set forth below, we have reviewed the Merger Agreement, the Registration Statement and the Joint Proxy Statement-Prospectus contained therein, and such other documents and matters of law and fact as we have considered necessary or appropriate.
     With the consent of CapitalSouth and of Monticello we have relied upon the truth, correctness, and completeness of the statements and representations contained, respectively, in the certificates of the officers of CapitalSouth and Monticello dated as of the date hereof, and have assumed that such statements and representations made to the knowledge of any person or entity or with similar qualification are true, correct and complete as if made without such qualification. We have also relied upon the accuracy of the Registration Statement and the Joint Proxy Statement-Prospectus contained therein, each as amended or supplemented through the date hereof.
     We have also assumed with the consent of CapitalSouth and of Monticello that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance therewith and as described in the Joint Proxy Statement-Prospectus, (ii) the Merger will qualify as a statutory merger under the applicable laws of the State of Alabama, and (iii) the Merger will be reported by CapitalSouth and Monticello on their respective federal income tax returns in a manner consistent with the opinion set forth below.
     Based upon and subject to the foregoing, it is our opinion that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

CapitalSouth Bancorp
September 14, 2007

     The opinion expressed herein is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the statements described herein, which we have assumed and you have confirmed to be true on the date hereof. Our opinion may not be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate. Finally, our opinion relates solely to certain United States federal income tax consequences of the Merger, and no opinion is expressed as to the tax consequences under any foreign, state or local tax law or under any federal tax laws other than those pertaining to income tax. We are furnishing this opinion solely to you in connection with the Merger, and this opinion is not to be relied upon for any other purpose or by any other person without our prior written consent.
     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 1 to Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Yours very truly,
/s/ Bradley Arant Rose & White LLP